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                                                                EXHIBIT NO. 99.1


CONTACT:
Sondra Henrichon
Director, Investor Relations and Corporate Communications
AltaRex Corp.
(781) 672-0138  ext. 228
shenrichon@altarex.com
www.altarex.com/info@altarex.com


FOR IMMEDIATE RELEASE
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              ALTAREX ANNOUNCES C$8.3 MILLION SALE OF COMMON SHARES

WALTHAM, Mass., Feb. 13 /CNW/ -- AltaRex Corp. (Toronto: AXO, OTC: ALXFF), a developer of antigen-targeted antibody cancer therapeutics, announced today that it has completed the sale of 4.4 million Common Shares at a price of C$1.90 per share, resulting in gross proceeds of C$8.3 million. The net proceeds of this offering will be used to further the product development and clinical trials of OvaRex(R) MAb. HSBC Securities (Canada) Inc. and Roth Capital Partners, Inc. (U.S.) acted as agents in the offering. The majority of the proceeds from this round of financing was raised from institutional investors in the United States and Canada.

(Photo:  http://www.newscom.com/cgi-bin/prnh/20000831/ALTREXLOGO )

"This round of financing strengthens our balance sheet and positions the Company well as we move towards filing our Biologics License Application with the U.S. Food and Drug Administration at the end of this year," commented Richard E. Bagley, President and CEO of AltaRex Corp.

AltaRex Corp. is focused on the research, development and commercialization of five antigen-targeted monoclonal antibodies to treat late-stage cancers. OvaRex(R) MAb targets the tumor associated antigen CA 125 and is in the final stages of clinical evaluation for ovarian cancer with commercialization expected in the United States in 2002. Clinical data reported to date, in OvaRex(R) MAb responders, evidence a prolongation in time to relapse and/or survival in the watchful waiting and recurrent disease indications of ovarian cancer. BrevaRex(R) MAb targets the tumor associated antigen MUC1 and has successfully completed a Phase I safety and immunology study. The Company expects to initiate a Phase I/II clinical study of BrevaRex(R) MAb for the treatment of multiple myeloma this year.


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Additional information about AltaRex research and development, news and events can be found on its web site at www.altarex.com. Clinical information can also be found at www.centerwatch.com. Additional information about ovarian cancer can be found at www.nci.nih.gov, www.ovariancanada.org and at www.ovarian.org.

This news release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "expects" and similar expressions are intended to identify forward-looking statements. Such risks and uncertainties include, but are not limited to our need for capital and the risk that the Company can not raise funds on a timely basis on satisfactory terms or at all, changing market conditions, completion of clinical trials, patient enrollment rates, uncertainty of pre-clinical, retrospective and early clinical trial results, which may not be indicative of results that will be obtained in ongoing or future clinical trials, the establishment of manufacturing processes and new corporate alliances, the timely development, regulatory approval and market acceptance of the Company's products, uncertainty as to whether patents will issue from pending patent applications and, if issued, as to whether such patents will be sufficiently broad to protect the Company's technology, and other risks detailed from time-to-time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities.

THE TORONTO STOCK EXCHANGE HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN.


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